UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  1-14177

Cobalt Corporation

(Exact name of registrant as specified in its charter)

401 West Michigan Street
Milwaukee, Wisconsin  53203
(414) 226-6900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*                                         Cobalt merged with and into Crossroads on September 24, 2003.  Pursuant to Rule 12g-4(b) under the Securities Exchange Act of 1934, this certification/notice is filed by Crossroads as successor issuer.

Pursuant to the requirements of the Securities Exchange Act of 1934, Crossroads Acquisition Corp. (“Crossroads”), a Delaware corporation, as successor in interest to Cobalt Corporation, a Wisconsin corporation (“Cobalt”), has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 30, 2003	By:	/s/ ROBERT A. KELLY
Robert A. Kelly
Assistant Treasurer, Assistant Secretary and Vice President

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.